F. WILLIAM NIELSEN

CONSENT OF QUALIFIED PERSON

To:

 US Securities and Exchange Commission

I, Frederick William Nielsen do hereby consent to (i) the incorporation by reference of the following document(s) into the annual information form (the “AIF”) of Nevsun Resources Ltd. (the “Issuer”) dated March 24, 2005 to be filed with certain Canadian securities commissions and the annual report on Form 40-F (the “40-F”) of the Issuer to be filed with the United States Securities and Exchange Commission in connection therewith, and (ii) the inclusion of any extracts from or summary of such document(s) in the AIF and the 40-F:

1.

“Exploration and Drilling Program on the Bisha Property”, dated February, 2004, as amended April, 2004;

2.

“Technical Report on the Segala Property, Mali West Africa”, dated May 17, 2004;

3.

“Technical Report on the Tabakoto Property, Mali West Africa, dated May 17, 2004;

(collectively, the “Technical Reports”)

Dated this 18 day of March, 2005

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the AIF or the 40-F of the Issuer contains any misrepresentation of the information contained in the Technical Report.

“signed”

__________________

F. William Nielsen

[Seal or Stamp]